UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Youdao, Inc.

(Name of Issuer)

Class A ordinary shares, $0.0001 par value per share

(Title of Class of Securities)

98741T104(1)

(CUSIP Number)

William Lei Ding

NetEase Building, No. 599 Wangshang Road,

Binjiang District, Hangzhou, 310052

People’s Republic of China

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 16, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”), each representing one Class A ordinary share.

CUSIP No. 98741T104

1.	Names of Reporting Persons William Lei Ding

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,175,000 Class A ordinary shares(2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,175,000 Class A ordinary shares(2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,175,000 Class A ordinary shares(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.4%(3)

14.	Type of Reporting Person (See Instructions) IN

(2)         Consisting of 1,175,000 ADSs, each representing one Class A ordinary share of the Issuer, held by Dragon Creation Technology Limited.

(3)         Based on 34,848,596 Class A ordinary shares outstanding immediately upon completion of the Issuer’s public offering of 7,000,000 ADSs on February 16, 2021, assuming the underwriters do not exercise their option to purchase additional ADSs.

CUSIP No. 98741T104

1.	Names of Reporting Persons Sino Intelligence Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,175,000 Class A ordinary shares(4)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,175,000 Class A ordinary shares(4)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,175,000 Class A ordinary shares(4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.4%(5)

14.	Type of Reporting Person (See Instructions) OO

(4)         Consisting of 1,175,000 ADSs, each representing one Class A ordinary share of the Issuer, held by Dragon Creation Technology Limited.

(5)         Based on 34,848,596 Class A ordinary shares outstanding immediately upon completion of the Issuer’s public offering of 7,000,000 ADSs on February 16, 2021, assuming the underwriters do not exercise their option to purchase additional ADSs.

CUSIP No. 98741T104

1.	Names of Reporting Persons Sino Intelligence Holding Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,175,000 Class A ordinary shares(6)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,175,000 Class A ordinary shares(6)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,175,000 Class A ordinary shares(6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.4%(7)

14.	Type of Reporting Person (See Instructions) CO

(6)         Consisting of 1,175,000 ADSs, each representing one Class A ordinary share of the Issuer, held by Dragon Creation Technology Limited.

(7)         Based on 34,848,596 Class A ordinary shares outstanding immediately upon completion of the Issuer’s public offering of 7,000,000 ADSs on February 16, 2021, assuming the underwriters do not exercise their option to purchase additional ADSs.

CUSIP No. 98741T104

1.	Names of Reporting Persons Dragon Creation Technology Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,175,000 Class A ordinary shares(8)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,175,000 Class A ordinary shares(8)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,175,000 Class A ordinary shares(8)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.4%(9)

14.	Type of Reporting Person (See Instructions) CO

(8)         Consisting of 1,175,000 ADSs, each representing one Class A ordinary share of the Issuer, held by Dragon Creation Technology Limited.

(9)         Based on 34,848,596 Class A ordinary shares outstanding immediately upon completion of the Issuer’s public offering of 7,000,000 ADSs on February 16, 2021, assuming the underwriters do not exercise their option to purchase additional ADSs.

Introductory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D originally filed with the U.S. Securities and Exchange Commission on December 2, 2019 on behalf of the reporting persons (the “Original Schedule 13D”) (as amended, the “Schedule 13D”), with respect to the Class A Ordinary Shares of Youdao, Inc., a Cayman Islands company (the “Issuer”), including certain Class A Ordinary Shares represented by ADSs. Except as amended or supplemented herein, the information set forth in the Original Schedule 13D remains unchanged, and capitalized terms used but not defined herein have the meanings assigned thereto in the Original Schedule 13D.

This Amendment is being filed to update the percentage of Ordinary Shares of the Issuer beneficially owned by the reporting persons as a result of dilution due to equity issuances by the Issuer.

Item 2.

Identity and Background.

Clause (1) of Item 2(a)-(c), (f) is hereby amended by replacing it in its entirety with the following:

(1) Mr. William Lei Ding, a citizen of the People’s Republic of China and the chief executive officer and director of NetEase, Inc., whose business address is located at NetEase Building, No. 599 Wangshang Road, Binjiang District, Hangzhou, People’s Republic of China 310052. Mr. Ding is also a director of the Issuer;

Item 5.

Interest in Securities of the Issuer.

As a result of the Issuer’s issuance of ADSs on February 16, 2021, the reporting Persons’ ownership in the Issuer as reported on the Original Schedule 13D has been diluted.

Items 5(a), 5(b) and 5(c) are hereby amended by replacing them in their entirety with the following:

(a), (b) The responses in items (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated into this Item 5 by reference.

(c) The Reporting Persons have not effected any transaction in the Class A ordinary shares of the Issuer during the past 60 days, except as otherwise disclosed in this Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2021

WILLIAM LEI DING

/s/ William Lei Ding

SINO INTELLIGENCE TRUST

By:	/s/ Yeu Chi Fai and Kan Tim Hei
Name:	Yeu Chi Fai and Kan Tim Hei on behalf of TMF (Cayman) Ltd.
Title:	Trustee

SINO INTELLIGENCE HOLDING LIMITED

By:	/s/ Kan Tim Hei
Name:	Kan Tim Hei on behalf of S.B. Vanwall Ltd.
Title:	Director

DRAGON CREATION TECHNOLOGY LIMITED

By:	/s/ William Lei Ding
Name:	William Lei Ding
Title:	Director